[redacted]

SECURITIES A 09057987

Was... D.C. 20549

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SEC FILE NUMBER
8-51800

SEC Mail Processing Section

FEB 19 2009

Washington, DC
111

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gleacher Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue
(No. and Street)

New York (City) NY (State) 10021 (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Trabulsi (212) 418-4296
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name*)

750 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Trabulsi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Gleacher Partners LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE A. GENTILE
Notary Public, State of New York
No. 4979706
Qualified in Suffolk County
Commission Expires April 8, 20 10

Marie A. Gentile
Notary Public

Richard A. Trabulsi
Signature

Financial Operations Principal
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

GLEACHER PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Member
Gleacher Partners LLC

We have audited the accompanying statement of financial condition of Gleacher Partners LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gleacher Partners LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 12, 2009

GLEACHER PARTNERS LLC
Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 5,836,707
Accounts receivable (net of allowance of $49,189)	183,800
Due from affiliates	157,301
Prepaid expenses and other	127,149
	$ 6,304,957
LIABILITIES	
Accrued compensation and benefits	$ 1,469,061
Due to affiliates	33,640
Accounts payable and accrued liabilities	253,425
Deferred revenue	123,504
	1,879,630
MEMBER'S EQUITY	4,425,327
	$ 6,304,957

See notes to statement of financial condition

NOTE A - ORGANIZATION

Gleacher Partners LLC (the "Company"), a limited liability company, was formed on April 1, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not carry customer accounts; as such, it claims exemption from SEC Rule 15c3-3 pursuant to Section k(2)(ii) of that rule. The Company provides corporate and investment banking advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Revenue recognition:

The Company recognizes and records advisory service revenues and expenses based on service agreements in the period earned.

[3] Cash and cash equivalents:

Cash equivalents consist of operating cash, a deposit in a money market fund and an interest bearing account with a bank. Terms of the bank interest bearing account provide for withdrawal of funds at any time without penalty.

[4] Income taxes:

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations.

NOTE C - DEFERRED REVENUE

Management fees related to the Mezzanine Investment Funds ("Mezzanine") are paid to the Company every six months, in advance. Deferred revenue on the accompanying statement of financial condition represents the unearned portion of these management fees.

NOTE D - REGULATORY REQUIREMENTS

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and has elected to compute its net capital based upon the alternative method pursuant to SEC Rule 15c3-3. The Rule requires the maintenance of minimum net capital calculated at the greater of $250,000 or 2% of aggregate debit items. At December 31, 2008, the Company had net capital of $3,945,215 which was $3,695,215 in excess of its required net capital of $250,000.

NOTE E - RETIREMENT PLAN

Employees of the Company may elect to participate in a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code (the "Plan"). The Company may contribute a match of up to 3% of eligible employee compensation that vests over a three-year period as defined in the Plan. For the year ended December 31, 2008, management has elected not to match employee contributions.

NOTE F - RELATED PARTY TRANSACTIONS

The Company has entered into various service agreements with affiliates. The affiliates provide certain administrative services to the Company, including the use of premises and fixed assets and payment to certain third-party vendors for which the Company provides reimbursement.

The Company periodically advances funds for short-term operations of affiliates that are reimbursable to the Company. Included in the statement of financial condition is due from affiliates of approximately $157,000 which relates to reimbursable advances made by the Company and due to affiliates of approximately $34,000 which relates to reimbursement of amounts funded on behalf of the Company.

NOTE G - RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the Managing Member to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to the Company's financial statements as of the beginning of the year of adoption.

The Managing Member does not expect that adoption of FIN 48 will result in a material impact on the Company's financial statements. However the Managing Member's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

END